Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  August 12, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Update of Mexican Exploration Activities

Several significant work programs have been completed and additional work programs are planned on Almaden Minerals Ltd.’s (Almaden) Mexican projects. Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) to explore for copper-gold deposits in Mexico.

Caballo Blanco, Au-Ag-Cu Project, Mexico

The Caballo Blanco project is optioned to Comaplex Minerals Ltd. (Comaplex) who can earn a 60% interest in the project by spending US$2 Million over four years. Comaplex have completed a large field program over both the Highway and Northern zones of the property, the centres of which are located roughly 7 kilometers apart. These zones consist of acid-sulphate alteration including quartz alunite and residual or vuggy silica alteration zones and are interpreted to represent a large high sulphidation gold-silver system. The work by Comaplex has defined several prominent drill targets. A drill program that was to have commenced in earlier in the year has been delayed due to additional permitting requirements, shortage of drilling equipment, difficulties in road building and the summer rainy season. Almaden anticipates that drilling will commence in the autumn of 2004, after the end of the rainy season. A. Armitage, Ph.D., P.Geo. of Comaplex is the qualified person on the project.

Galeana Au-Ag Project, Mexico

The Galeana gold-silver property in Chihuahua State, Mexico is optioned to Grid Capital Corp. (Grid) who can earn a 60% interest by spending US$2 Million and issuing 400,000 shares to Almaden. The Galeana property hosts three major vein systems, the San Miguel-Ahumada-Estrella de Oro, the Faldo Norte and the San Geronimo. All have had limited historic production prior to the Mexican revolution when all mining activity ceased. In 2003 and 2004, Grid completed rock sampling, soil geochemistry and IP geophysical programs which have defined significant drill targets on the vein systems. Drilling was delayed in the spring of 2004 due to difficult road building conditions, drill availability and the onset of the rainy season. Grid has reported that road building is complete and the main targets will be drilled at the end of the rainy season, in 2004. Mr. H.L. King, P.Geo. of Grid is the qualified person on the project.

El Pulpo Cu-Au-Ag Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3 Million and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has informed Almaden that it has completed a large program of geologic mapping, rock and soil sampling and IP and magnetics geophysics on the El Pulpo project. Ross River completed in June a 20 hole drill program that tested the Papaya and Trucha vein targets only. Almaden will release the results of this program as soon as it has received them from Ross River. Ross River has also informed Almaden that it plans a large field program in the autumn of 2004 which will include drilling on the Cerro Colorado porphyry target. Mr. J. R. Reeves P.Geo. of Ross River is the qualified person on the project.

Bufa Au-Ag Project, Mexico

The Bufa project is optioned to Grid which can earn a 60% interest by spending US$2 Million on the property and issuing 500,000 shares of Grid to Almaden. The property surrounds the town and mining camp of Guadalupe y Calvo in Chihuahua State, Mexico. Gold was discovered at Guadalupe y Calvo in 1835 and subsequent production was sufficiently large that a mint was built in 1844. Buchanan (1981) estimated historic production at 2 Million ounces of gold and 28 Million ounces of silver at average grades of 37 g/t gold and 870 g/t silver. The small historic central portion of the Guadalupe camp is held by an unrelated third party, Mexgold Resources Inc. A major vein structure, has been traced from the Guadalupe camp over a 1.4 kilometer distance onto the Bufa property. Grid has reported that the vein system consists of a series of NW-SE striking, banded and brecciated, low sulphidation epithermal quartz veins that vary in strike length from 200 to 700 meters with an aggregate length of all veins mapped of 3.9 kilometers. Over 1.6 kilometers of this vein strike length, widths vary from 1 to 7.8 meters in true thickness. To date 47 chip samples have been collected from 33 locations along this section of the vein system. At 30 of these locations, sample results ranged from 0.1 to 13.95 g/t gold over widths of 0.3 to 5.8 meters. Grid has reported that results of prospecting on the NW portion of the Bufa claim are currently being compiled and that a drill program is planned for the autumn, 2004. Mr. H.L. King. P.Geo. of Grid is the qualified person on the project. Samples were analysed at ALS Chemex Labs of North Vancouver.

San Carlos Cu-Au-Ag Project, Mexico

The San Carlos Project is located in northeast Mexico and has been optioned to Hawkeye Gold and Diamond Inc. (Hawkeye) on terms whereby Hawkeye can earn a total of 60% of the San Carlos project by issuing a total of 800,000 shares to Almaden and incurring exploration expenditures of US$4 Million over seven years. Hawkeye is committed to spending US$350,000 in the first year and is planning a work program on the property to commence in the autumn of 2004. Almaden carried out a geologic review of the work completed to date, which included a field visit to the property by an independent geologist. This review highlighted past work on the project, which defined a gold target in an area of the property not tested by drilling, with marked high gold in soil samples. In this area soil samples returned gold values up to 1000 ppb within a broad geochemical anomaly with values ranging from 100 ppb to 1935 ppb gold, and averaging 372 ppb gold over an area of approximately 300 metres by 1000 metres. This soil anomaly appears to represent a new discovery which covers the contact between intrusive rocks and limestone. Hawkeye’s work will focus on this area of the property. David Mayes, P.Geo., is the qualified person on the project and samples were analysed at Acme Analytical Laboratories and ALS Chemex Labs.

BHP Billiton Regional Joint Venture, Mexico

Almaden and BHPB have completed a regional exploration program designed to identify new copper-gold deposits in Mexico. At present BHPB is reviewing the results of the exploration program and can elect to acquire a 51% interest in any of the properties identified by Almaden, by spending US$1 Million in work on each such property. After BHPB has completed this expenditure each property would enter a joint-venture phase of exploration during which both Almaden and BHPB would contribute US$750,000 for a total of US$1.5 Million. If one party fails to contribute to this phase, it would be diluted to a 2% net smelter return royalty. After this joint-venture stage is complete and if both parties have maintained their interests by funding, BHPB can then elect to earn an additional 19% interest, for a total of 70% in each project, by completing a feasibility study for each project. A final 10% interest can be earned if BHPB funds the property into production.

Mexican Regional Program Planned

Almaden is currently planning a regional exploration helicopter and truck based exploration program to focus on identifying new Au, Ag, and Cu systems in several areas of Mexico. This work will commence after the rainy season in October.

Database Acquired

Almaden has acquired the historic exploration files for Latin America of the now defunct New York and Honduras Rosario Mining Company which from 1895 to the 1980’s explored extensively in Mexico and Central America and operated the El Mochito mine in Honduras and the Pueblo Viejo mine in the Dominican Republic. Almaden is excited to have acquired this extensive database of mineral showings and to incorporate the data into its exploration efforts.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.